Exhibit 99.3

CONSENT OF WILLIAM WULFTANGE

I, William Wulftange, consent to the use of and reference to my name, and the inclusion and incorporation by reference in the registration statement on Form F-10 (File No. 333-206476) of Sandstorm Gold, Ltd. and any amendments thereto (the “Registration Statement”), of the information prepared by me, that I supervised the preparation of or reviewed by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Registration Statement.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Registration Statement.

Date: October 27, 2015

/s/ William Wulftange
Name:	William Wulftange
Title:	Senior VP Exploration, Yamana Gold Inc.